SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 27, 2002

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 27, 2002

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Press release of December 20, 2002
Not for distribution in the USA, Canada, Japan and Australia

Successful completion of SCOR’s capital increase

On the basis of the preliminary information provided to SCOR by the banks, Denis Kessler, Chairman and Chief Executive of the Group, informed the Board of Directors at its meeting yesterday evening that the capital increase, launched on November 20 for an amount of EUR 381 million, is already fully subscribed.

The final subscription results and initial information on the new shareowner structure will be announced on December 27, 2002.

This is not an offer of securities for sale in the United States. The securities referred to in this document have not been and may not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration.

Press release of December 27, 2002
Not for distribution in the USA, Canada, Japan and Australia

Confirmation of the successful completion of SCOR’s capital increase

SCOR confirms that the capital increase it launched on November 20, for EUR 381 million, the equivalent of 99 million new shares, has been successfully completed and fully subscribed.

98.26 million shares were subscribed on an irreducible basis and pro-rata reducible orders were placed for an additional 24.27 million shares, only 759,132 of which remained available and were allocated.

In the context of this offering, SCOR sold the 3.7 million preferential subscription rights attached to its treasury shares on the market for a total amount of EUR 14.7 million. In addition, at its December 19 meeting, the Board of Directors decided to cancel all of the 3.7 million shares SCOR held as treasury stock, effective as of December 31, 2002.

As a result, the total number of SCOR shares outstanding on December 31 will be 136,544,845.

Further to the capital increase, the structure of SCOR’s share ownership is as follows:

•	Groupama remains SCOR’s largest shareowner with 19.23% of its capital.

•	The 20 largest identified shareowners of SCOR Group, excluding Groupama, represent approximately 45% of its capital. Of these, approximately half are non-domestic institutional investors and half are French institutional investors.

Denis Kessler, Chairman and Chief Executive of SCOR Group, said:

« The strengthening of its equity allows SCOR to maintain its underwriting capacities in the segments of activity that were identified as offering the best prospects for profitability, as presented on November 18 in the « Back on Track » recovery plan.

On behalf of SCOR, I would like to thank all of our existing and new shareowners for their participation in the offering and their demonstration of support for our Group.

This capital increase is the first step of the plan that is designed to allow SCOR to get back on the path to profitability in 2003. The success of this offering is a first sign that SCOR is regaining the market’s confidence.

The next step of the recovery plan, involving changes in SCOR Group’s organisation, will be announced at the end of January 2003. »

This is not an offer of securities for sale in the United States. The securities referred to in this document have not been and may not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration.